THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

October 23, 2008

VIA EDGAR

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund
File No. 811-03445; S000005158

Dear Ms. DiAngelo:

On behalf of The Merger Fund (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on September 24, 2008 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s (i) Form N-Q filed on August 29, 2008, (ii) Form N-SAR filed on November 29, 2007, (iii) Form N-CSR filed on December 7, 2007 and (iv) Form N-1A filed on January 25, 2008.  The Fund’s responses to the Staff’s comments are set forth below.

Form N-Q

Staff Comment 1: The Staff noted that the Schedule of Investments should be marked as unaudited.

RESPONSE:

The Fund will mark the Schedule of Investments as unaudited.

Staff Comment 2: The Staff noted that Item 8 of Rule 12-12 of Regulation S-X says “State in a footnote the following amounts based on cost for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.”  The Fund includes a footnote to the Schedule of Investments which says "Because tax adjustments are calculated annually, the above table reflects the tax adjustments outstanding at the Fund's previous fiscal year end. For the previous fiscal year's federal income tax information, please refer to the Notes to Financial Statements section in the Fund's most recent semi-annual or annual report."  The Staff noted that this tax information should be updated on a quarterly basis.

RESPONSE:

The Fund respectfully disagrees with the Staff’s suggestion that the Fund calculate tax adjustments on a quarterly basis.  There is no guidance related to Regulation S-X that suggests a requirement to calculate these tax adjustments on a quarterly basis.  Furthermore, the nature of these calculations is such that making these adjustments would not necessarily result in a more accurate statement of the Fund's overall tax cost position.  Finally, the Fund suggests that these calculations are onerous and that the cost of making these calculations exceeds the benefit, especially in consideration of the nature of the adjustments as suggested above.  The Fund submits that the current calculation methodology accurately states, in all material respects, the tax cost, unrealized appreciation and unrealized depreciation for the Fund.

Form N-SAR

Staff Comment 3: The Staff noted that the accountant's report on internal control that is furnished as an exhibit to the form filed for the Fund’s fiscal year must indicate the city and state where issued.

RESPONSE:

The Fund will ensure that the city and state where the accountant’s report on internal control is issued is included.

Form N-CSR

Staff Comment 4: The Staff noted Item 4(e)(2) of Form N-CSR says “Disclose the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.”  The Fund currently discloses that "The audit committee approved 100% of the tax services provided by the registrant’s principal accountant."  The Staff noted that this Item refers to the percentage of services for which the preapproval requirement was waived and therefore, the Fund should disclose 0% if no preapproval requirements were waived.

RESPONSE:

The Fund will disclose that the audit committee did not approve any services for which the preapproval requirement was waived.

Staff Comment 5: The Staff suggested that on page 8 of the Form N-CSR, the Fund also disclose the average annual total return of the benchmark for the 1, 3, 5 and 10 year periods.

RESPONSE:

The Fund will add the average annual total return of the S&P 500 for the 1, 3, 5 and 10 year periods in the Form N-CSR.

Staff Comment 6: The Staff noted that the expense example includes the statement "Although the Fund charges no sales load or transaction fees. . ." The Staff noted that because the Fund charges a redemption fee, the phrase "or transaction fees" should be removed.

RESPONSE:

The Fund will remove the phrase “or transaction fees.”

Staff Comment 7: The Staff noted the Statement of Assets and Liabilities on page 17 includes the heading “NET ASSET VALUE, offering price and redemption price per share”.  The Staff noted that since the Fund charges a redemption fee, the redemption price per share will not always be the Net Asset Value.  Therefore, the heading should be “NET ASSET VALUE and offering price” and a footnote should be added stating “The redemption price per share may vary based on the length of time a shareholder holds Fund shares.”

RESPONSE:

The Fund will comply with this comment.

Staff Comment 8: The Staff noted that Note 3 on page 27 includes disclosure of a fee waiver.  The Staff noted that the Fund should disclose whether the fee waiver is voluntary or contractual.

RESPONSE:

The Fund will disclose that the fee waiver is voluntary.

Staff Comment 9: The Staff noted that in Note 10, the Fund should disclose the specific amount the Fund pays for each swap contract.

RESPONSE:

The Fund respectfully disagrees with the Staff’s suggestion that the Fund should disclose the specific amount the Fund pays for each swap contract.  The Fund believes the information disclosed, including that the Fund pays the counterparty interest on the notional amount of the contract at a rate equal to LIBOR plus 25 to 100 basis points, is sufficient.  The Fund notes that the terms of the swap contracts are privately negotiated and are not standard.  The Fund believes disclosure of the specific interest rate would enable the Fund’s competitors to use this information to negotiate better terms, thereby disadvantaging the Fund.  Moreover, such disclosure would reveal the Fund’s proprietary merger arbitrage arrangements to its competitors.  Therefore, the Fund would suffer competitive harm if this information became publicly available.  Further, the Fund does not believe this information is material to its shareholders.

Form N-1A

Staff Comment 10: The Staff asked the Fund to explain why the expense information in the fee table was restated.

RESPONSE:

The Fund restated the expense table because the Fund’s Board of Trustees approved a proposal providing for payment by the Fund of certain sub-transfer agency fees effective as of January 1, 2008, resulting in a higher expense ratio.  Because this change materially affected the information in “Annual Fund Operating Expenses,” the Fund restated the expense information using the current fees as if they had been in effect during the previous fiscal year, and in a footnote to the table, disclosed that the expense information in the table had been restated to reflect current fees.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bonnie L. Smith
Bonnie L. Smith
Vice President, Secretary and Treasurer